575 Maryville Centre Drive St. Louis, MO 63141, USA Tel: +1.314.674.1000 Fax: +1.314.674.1585

May 8, 2012

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549-4631

Attn:      Mr. Terence O’Brien

Re:         Solutia Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 24, 2012
Response dated May 1, 2012
File No. 1-13255

Dear Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 1, 2012 regarding the Form 10-K for the fiscal year ended December 31, 2011 filed by Solutia, Inc. (the “Company”) on February 24, 2012 (the “Form 10-K”).  Set forth below are the Staff’s comments and our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Item 16.  Commitments and Contingencies…….page 82

1.	We note your response to comment 2 in our letter dated April 6, 2012, and have the following additional comments regarding your legacy tort claims.

•
We note your statement that you have not recorded a loss contingency on any of the legal matters tendered to Monsanto and, in arriving at this accounting conclusion, you have not netted loss contingencies with gain contingencies, as defined by ASC 450-30.  However, your conclusion that it is remote there will be an unfavorable outcome to you from the legacy tort claims is after consideration of the terms of the February 2008 Agreement.  We further note your statement that if these legacy tort claims are not within the scope of the February 2008 Agreement, the amount you could be liable for could have a material adverse impact to your consolidated financial statements.  Finally, you state that you are unable to estimate the amount or range of potential loss because Monsanto has accepted the tenders of defense and you are not actively involved.  In this regard:

o	Clarify whether you have been legally released from your obligations for the legacy tort claims tendered to Monsanto. If not, please explain what efforts you are undertaking to obtain relevant information from Monsanto to then reasonably estimate the amount and/or range of probable loss and the amount and/or range or reasonably possible loss in excess of the amount accrued.  As noted in your disclosure, these amounts should be exclusive of any gain contingency associated with the February 2008 Agreement with Monsanto.  If you are not making any efforts to obtain relevant information from Monsanto, please explain why.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of recognizing an appropriate liability and providing adequate disclosure regarding the determination of the potential reasonably possible outcomes and what the reasonably possible range of losses would be for those reasonably possible outcomes.

o
Please tell us the process under which you tender a legacy tort claim to Monsanto, including whether Monsanto must formally accept such claims.  If Monsanto must formally accept such claims, please tell us the number of claims rendered as of each balance sheet presented for which Monsanto has not yet formally accepted those claims.

o
Address whether Monsanto has disputed any of the legacy tort claims that you have tendered under the February 2008 Agreement.  If so, please provide us with the number of claims in which Monsanto has disputed along with an understanding of the significance of the claims disputed.

o
Tell us whether Monsanto has made payments as a result of the legacy tort claims.  If yes, please tell us and disclose for each period presented the amount paid and the number of claims the payments relate.

•
Please revise your disclosure to provide the information required under ASC 450-20-S99-1 (SAB Topic 5:Y) for the legacy tort claims, including a rollforward of the claims for each period presented; the amount or range of amounts claimed for each claim for each period presented; and the aggregate costs and settlement amounts for each period presented, regardless of whether the claim is covered under the February 2008 Agreement with Monsanto.

•	Please disclose the maximum amount Monsanto will indemnify you under the agreement, or clarify that there is no maximum amount or other limit on the indemnification agreement.

Response:   In 1997, the former Monsanto Company (now known as Pharmacia Corporation (“Pharmacia”), a 100 percent owned subsidiary of Pfizer, Inc.) formed Solutia Inc. to hold and operate all of the assets and liabilities of the former Monsanto Company’s historic chemicals business.  Solutia was spun off to Pharmacia’s shareholders on September 1, 1997.  Additionally, New Monsanto was created as a subsidiary of Pharmacia to operate Pharmacia’s agricultural business and was spun off to Pharmacia shareholders on September 1, 2000.  In connection with the spinoff of New Monsanto, New Monsanto agreed to indemnify Pharmacia from any liability associated with the Solutia spinoff.   With respect to the legacy tort liabilities, Solutia was contractually burdened with the financial responsibility for all the Legacy Tort Claims including, but not limited to, property damage, personal injury, products liability or premises liability or other damage arising out of or related to exposure to asbestos, PCB dioxin, benzene, vinyl chloride, silica, butadiene, pentachlorophenol, styrene tars and other chemicals manufactured before Solutia was spun off from the former Monsanto Company.  Solutia never manufactured, sold or used any of these materials.  Under the weight of these legacy liabilities, Solutia commenced Chapter 11 bankruptcy proceedings on December 17, 2003.

On February 28, 2008, the United States Bankruptcy Court for the Southern District of New York approved Solutia’s Fifth Amended Plan of Reorganization (“Plan of Reorganization”) that consummated our reorganization and allowed for Solutia’s emergence from bankruptcy.   In approving the Plan of Reorganization, the bankruptcy court released Solutia from all legal responsibility for Legacy Tort Claims and the bankruptcy court ordered that former Monsanto Company and New Monsanto would be required to assume responsibility for all costs related to the defense, mediation, arbitration, judgment and settlement of any current or future Legacy Tort Claims.  Finally, the bankruptcy court ordered that in the event that the former Monsanto Company failed to take financial responsibility for the Legacy Tort Claims, Pfizer, Inc. would bear all financial responsibility.

Since our emergence from bankruptcy, Solutia, former Monsanto Company and New Monsanto continue to be named as defendants in a number of legal proceedings alleging Legacy Tort Claims.   Pursuant to Solutia and New Monsanto’s agreed upon procedural protocol, once Solutia has received notice that it has been named in a lawsuit alleging Legacy Tort Claims, it tenders the case to New Monsanto and New Monsanto acknowledges its receipt of the claim and formally accepts the responsibility to assume the defense and liability of the claim, if any.  Once New Monsanto accepts the defense of the case, New Monsanto serves as Solutia’s attorney-in-fact and fully administers and defends the case.  New Monsanto has full authority to resolve the matters tendered as it deems appropriate and is responsible for all damages.   Any damages or settlement costs are paid for directly by New Monsanto without consultation with Solutia.  Since our emergence from bankruptcy, New Monsanto has accepted the tender of all the Legacy Tort Claims Solutia has tendered to it and there were no claims tendered as of each balance sheet presented for which New Monsanto had not yet accepted.

We recognize liabilities for loss contingencies in accordance with ASC 450-20-25.  As such, an estimated loss contingency is accrued if information available indicates that it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated.  Furthermore, loss contingencies are evaluated and recorded independently from (i.e., not netted with) any potential claim for recovery from third-parties.  Our conclusion, after reviewing terms of the spin off from former Monsanto Company, our Plan of Reorganization and the subsequent rulings by the United States Bankruptcy Court for the Southern District of New York, is the items disclosed in our Form 10-K for the fiscal year ended December 31, 2011 as Legacy Tort Claims Litigation do not relate to the operations or conduct of Solutia but, rather, the operations or conduct of the former Monsanto Company prior to the formation of Solutia.  We believe this conclusion is supported by New Monsanto’s acceptance of our tender of these Legacy Tort Claims.  We have not accrued a loss contingency associated with these claims and do not consider the acceptance by New Monsanto of our tender of these Legacy Tort Claims to be a gain contingency.  Therefore, due to all the factors noted above, we have concluded that the probability of an unfavorable outcome to us on these matters is remote.

You have asked whether New Monsanto has made payments as a result of the Legacy Tort Claims, to disclose for each period presented the amount paid, the number of claims the payments relate, to present a rollforward of the claims for each period presented, the amount or range of amounts claimed for each claim period presented and the aggregate costs and settlement amounts for each period presented.  Solutia can not provide you with this information as we do not have access to New Monsanto’s accounting records, including actual defense costs and settlement payments on Legacy Tort Claims.  New Monsanto handles all of these payments directly with third parties.  In our periodic SEC filings, we provide an update on the Legacy Tort Claims tendered for the Putnam County, West Virginia; Escambia County, Florida; and St. Clair County, Illinois cases, due to the claims alleged and the significance of the remedies sought by the plaintiffs.  We monitor these cases and all other Legacy Tort Claims through conversations with New Monsanto personnel and counsel handling the defense of these matters, no less frequently than on a quarterly basis, to ensure the discovery of new facts and circumstances does not suggest these claims are not within the definition of Legacy Tort Claims.  At each reporting period, we also give consideration as to whether we can estimate the potential loss amount or a range of reasonably possible losses associated with these claims but i) because no portion of the claims have been determined to be outside the definition of Legacy Tort Claims; ii) because a claim value has not been asserted in any of these matters; and iii) because we are not directly involved in these matters due to the fact that New Monsanto has accepted the tenders of defense associated with Legacy Tort Claims, we are currently unable to develop a reliable estimate.    In future filings, beginning with our Form 10-Q for the period ended March 31, 2012 to be filed on May 8, 2012, we will disclose the reasons why we are unable to estimate the potential loss amount or a range of reasonably possible losses associated with Legacy Tort Claims.

With respect to the Putnam County, West Virginia matter, we have learned subsequent to the filing of our 10-K for the period ended December 31, 2011, that New Monsanto has reached an agreement in principle with the plaintiffs whereby in exchange for a release of all the defendant’s including Solutia, New Monsanto has agreed to provide for a 30 year medical monitoring program consisting of a primary fund of $21 million and an additional fund of up to $63 million over the life of the program, and a three year property remediation plan for funding up to $9 million as well the payment of attorney’s fees.  A fairness hearing is set for June 18, 2012 after which the judge will issue a ruling regarding final approval of the class settlement.  No settlement amounts have been or will be paid by Solutia as no claims were deemed to be outside the definition of Legacy Tort Claims. We will provide an update on this matter in our Form 10-Q for the period ended March 31, 2012 to be filed on May 8, 2012.

Finally, there is no maximum or other limit on New Monsanto’s liability with respect to Legacy Tort Claims, which we will disclose in future filings beginning with our 10-Q for the period ended March 31, 2012 to be filed on May 8, 2012.

*    *     *

Thank you for your consideration.  If you require any additional information on these issues please contact me at 314-674-7734 at your earliest convenience.

Very truly yours,

/s/James M. Sullivan
James M. Sullivan
Executive Vice President and
Chief Financial Officer